Shinhan Bank’s Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2007

On February 15, 2008, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2007 as follows:

1. Date and Time: March 18, 2008, 11 A.M., Seoul time.

2. Venue: Conference room, 6th floor / Shinhan Bank,

120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1)	Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2007 (January 1, 2007 ~ December 31, 2007)

2)	Approval of director remuneration limit

3) Appointment of directors

One the same date, Shinhan Bank also announced that its board of directors made a resolution to pay cash dividend for the fiscal year 2007, subject to the shareholders’ approval on March 18, 2008. Total dividend amount is KRW 406,516 million or KRW 270 per share. Since Shinhan Financial Group wholly owns Shinhan Bank, the Group will be receiving the total dividend amount from Shinhan Bank.